

June 17, 2013

Via E-mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 22nd Floor
Buenos Aires, Argentina

      Re: IRSA Investments and Representations Inc.
              Form 20-F
              Filed October 31, 2012
              File No. 001-13542

Dear Mr. Gaivironsky:

We have reviewed your response letter dated May 20, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 6-K/A filed December 19, 2012

Exhibit 1 – Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1 Summary of significant accounting policies

1.26 Revenue Recognition, page 107

Development property activities, page 110

1.   We note your response to comment 5 of our letter dated April 19, 2013. Please address the following additional items and cite the guidance that you relied upon in your conclusions:

- Tell us how you determined that it is appropriate to record revenue at the time of the transfer of land. Discuss how you concluded that all of the risks and rewards of ownership of the land are transferred to the developer at the time of transfer; specifically address the surety insurances and mortgages on the land in your favor that are required as performance guarantees which result in return of the land to you in the event the developer does not fulfill its obligations.

- Discuss how you determined that it is probable at the time of the transfer of land that the economic benefits associated with the transaction will flow to your entity. Based on your response, there is significant uncertainty regarding the delivery of the property not yet constructed.

- Advise us of your involvement with the design of the property being constructed.

- We note that you initially record the in-kind receivable at the fair value of the land transferred adjusted by the amount of cash, if any, received. Subsequently, you account for the in-kind receivable as trading property which is carried at the lower of cost and net realizable value. Please advise us how you determine the net realizable value of the property not yet constructed or received.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at 202-551-3673 or Mike McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant